Term sheet To prospectus dated December 1, 2005, prospectus supplement dated October 12, 2006 and product supplement no. 39-VI dated November 7, 2007	Term Sheet No. 3 to Product Supplement No. 39-VI Registration Statement No. 333-130051 Dated November 8, 2007; Rule 433

Structured Investments	JPMorgan Chase & Co. $ Return Enhanced Notes Linked to the S&P 500® Index due January 4, 2008

General

  The notes are designed for investors who seek a return of 2.5 times the appreciation of the S&P 500® Index up to a maximum total return on the notes of 7.375% at maturity. Investors should be willing to forgo interest and dividend payments and, if the Index declines, be willing to lose some or all of their principal.
  Senior unsecured obligations of JPMorgan Chase & Co. maturing January 4, 2008†.
  Minimum denominations of $50,000 and integral multiples of $1,000 in excess thereof.
  The notes are expected to price on or about November 8, 2007†† and are expected to settle on or about November 14, 2007.

Key Terms

Index:	The S&P 500® Index (the “Index”)
Upside Leverage Factor:	2.5
Payment at Maturity:

If the S&P 500 Closing Level is greater than the S&P 500 Starting Level, you will receive a cash payment that provides you with a return per $1,000 principal amount note equal to the S&P 500 Return multiplied by 2.5, subject to a Maximum Total Return on the notes of 7.375%*. For example, if the S&P 500 Return is more than 2.95%, you will receive the Maximum Total Return on the notes of 7.375%*, which entitles you to a maximum payment at maturity of $1,073.75 for every $1,000 principal amount note that you hold. Accordingly, if the S&P 500 Return is positive, your payment per $1,000 principal amount note will be calculated as follows, subject to the Maximum Total Return:

$1,000 +[$1,000 x (S&P 500 Return x 2.5)] *The actual Maximum Total Return on the notes will be set on the pricing date and will not be less than 7.375%.

Your investment will be fully exposed to any decline in the Index. If the S&P 500 Closing Level declines from the S&P 500 Starting Level, you will lose 1% of the principal amount of your notes for every 1% that the S&P 500 Closing Level declines beyond the S&P 500 Starting Level. Accordingly, if the S&P 500 Return is negative, your payment per $1,000 principal amount note will be calculated as follows:

$1,000 + ($1,000 x S&P 500 Return)
You will lose some or all of your investment at maturity if the S&P 500 Closing Level declines from the S&P 500 Starting Level.
S&P 500 Return:	The performance of the Index from the S&P 500 Starting Level to the S&P 500 Closing Level, calculated as follows:
S&P 500 Closing Level – S&P 500 Starting Level S&P 500 Starting Level
S&P 500 Starting Level:	The Index closing level on the pricing date.
S&P 500 Closing Level:	The Index closing level on the Observation Date.
Observation Date†:	December 31, 2007
Maturity Date†:	January 4, 2008, which represents a maturity of approximately 1 1/2 months.
CUSIP:
†	Subject to postponement in the event of a market disruption event and as described under “Description of Notes — Payment at Maturity” in the accompanying product supplement no. 39-VI.
††	The pricing of the notes is subject to our special tax counsel delivering to us their opinion as described under “Selected Purchase Considerations — Capital Gains Tax Treatment.”

Investing in the Return Enhanced Notes involves a number of risks. See “Risk Factors” beginning on page PS-10 of the accompanying product supplement no. 39-VI and “Selected Risk Considerations” beginning on page TS-3 of this term sheet.

JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, each prospectus supplement, product supplement no. 39-VI and this term sheet if you so request by calling toll-free 866-535-9248.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet or the accompanying prospectus supplements and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	Fees and Commissions (1)	Proceeds to Us

Per note	$	$	$

Total	$	$	$

(1)	Please see “Supplemental Underwriting Information” in this term sheet for information about fees and commissions.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

JPMorgan

November 8, 2007

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this term sheet together with the prospectus dated December 1, 2005, as supplemented by the prospectus supplement dated October 12, 2006, relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 39-VI dated November 7, 2007. This term sheet, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 39-VI, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

  Product supplement no. 39-VI dated November 7, 2007:
  http://www.sec.gov/Archives/edgar/data/19617/000089109207004834/e29131_424b2.pdf

  Prospectus supplement dated October 12, 2006:
  http://www.sec.gov/Archives/edgar/data/19617/000089109206003117/e25276_424b2.pdf

  Prospectus dated December 1, 2005:
  http://www.sec.gov/Archives/edgar/data/19617/000089109205002389/e22923_base.txt

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this term sheet, the “Company,” “we,” “us” or “our” refers to JPMorgan Chase & Co.

What Is the Total Return on the Notes at Maturity Assuming a Range of Performance for the Index?

The following table and graph illustrate the hypothetical total return at maturity on the notes. The “total return” as used in this term sheet is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000. The hypothetical total returns set forth below assume an S&P 500 Starting Level of 1500 and a Maximum Total Return on the notes of 7.375%. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the notes. The numbers appearing in the following table, graph and examples have been rounded for ease of analysis.

S&P 500 Closing Level	S&P 500 Return	Total Return

2700.00	80.00%	7.375%
2475.00	65.00%	7.375%
2250.00	50.00%	7.375%
2100.00	40.00%	7.375%
1875.00	25.00%	7.375%
1725.00	15.00%	7.375%
1650.00	10.00%	7.375%
1575.00	5.00%	7.375%
1544.25	2.95%	7.375%
1537.50	2.50%	6.250%
1515.00	1.00%	2.500%
1500.00	0.00%	0.000%
1425.00	-5.00%	-5.000%
1350.00	-10.00%	-10.000%
1200.00	-20.00%	-20.000%
1050.00	-30.00%	-30.000%
900.00	-40.00%	-40.000%
750.00	-50.00%	-50.000%
600.00	-60.00%	-60.000%
450.00	-70.00%	-70.000%
300.00	-80.00%	-80.000%
150.00	-90.00%	-90.000%
0	-100.00%	-100.000%

JPMorgan Structured Investments — Return Enhanced Notes Linked to the S&P 500® Index	TS-1

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table and graph above are calculated.

Example 1: The level of the Index increases from the S&P 500 Starting Level of 1500 to an S&P 500 Closing Level of 1537.50. Because the S&P 500 Closing Level of 1537.50 is greater than the S&P 500 Starting Level of 1500 and the S&P 500 Return of 2.5% multiplied by 2.5 does not exceed the hypothetical Maximum Total Return of 7.375%, the investor receives a payment at maturity of $1,062.50 per $1,000 principal amount note, calculated as follows:

$1,000 + [$1,000 x (2.5% x 2.5)] = $1,062.50

Example 2: The level of the Index increases from the S&P 500 Starting Level of 1500 to an S&P 500 Closing Level of 1725. Because the S&P 500 Closing Level of 1725 is greater than the S&P 500 Starting Level of 1500 and the S&P 500 Return of 15% multiplied by 2.5 exceeds the hypothetical Maximum Total Return of 7.375%, the investor receives a payment at maturity of $1,073.75 per $1,000 principal amount note, the maximum payment on the notes.

Example 3: The level of the Index decreases from the S&P 500 Starting Level of 1500 to an S&P 500 Closing Level of 1200. Because the S&P 500 Closing Level of 1200 is less than the S&P 500 Starting Level of 1500, the S&P 500 Return is negative and the investor receives a payment at maturity of $800 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 x -20%) = $800

Selected Purchase Considerations

  APPRECIATION POTENTIAL — The notes provide the opportunity to enhance equity returns by multiplying a positive S&P 500 Return by 2.5, up to the Maximum Total Return on the notes of 7.375%, or $1,073.75 for every $1,000 principal amount note. The actual Maximum Total Return on the notes will be set on the pricing date and will not be less than 7.375%. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.
  DIVERSIFICATION OF THE S&P 500® INDEX — The return on the notes is linked to the S&P 500® Index. The S&P 500® Index consists of 500 component stocks selected to provide a performance benchmark for the U.S. equity markets. For additional information about the Index, see the information set forth under “The S&P 500® Index” in the accompanying product supplement no. 39-VI.
  CAPITAL GAINS TAX TREATMENT — You should review carefully the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 39-VI. The pricing of the notes is subject to delivery of an opinion of our special tax counsel, Davis Polk & Wardwell, that it is reasonable to treat your purchase and ownership of the notes as an “open transaction” for U.S. federal income tax purposes. The opinion will be subject to the limitations described in the section entitled “Certain U.S. Federal Income Tax Consequences” in product supplement no. 39-VI and will be based on certain factual representations to be received from us on or prior to the pricing date. Assuming this characterization is respected, your gain or loss on the notes should be treated as short-term capital gain or loss, whether or not you are an initial purchaser of notes at the issue price. However, the Internal Revenue Service or a court may not respect this characterization or treatment of the notes, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. You should consult your tax adviser regarding the treatment of the notes, including possible alternative characterizations.

JPMorgan Structured Investments — Return Enhanced Notes Linked to the S&P 500® Index	TS-2

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Index or any of the component stocks of the Index. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 39-VI dated November 7, 2007.

  YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The notes do not guarantee any return of principal. The return on the notes at maturity is linked to the performance of the Index and will depend on whether, and the extent to which, the S&P 500 Return is positive or negative. Your investment will be fully exposed to any decline in the S&P 500 Closing Level as compared to the S&P 500 Starting Level.
  YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED TO THE MAXIMUM TOTAL RETURN — If the S&P 500 Closing Level is greater than the S&P 500 Starting Level, for each $1,000 principal amount note, you will receive at maturity $1,000 plus an additional amount that will not exceed a predetermined percentage of the principal amount, regardless of the appreciation in the Index, which may be significant. We refer to this percentage as the Maximum Total Return, which will be set on the pricing date and will not be less than 7.375%.
  CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment at maturity described in this term sheet is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the cost of hedging our obligations under the notes through one or more of our affiliates. As a result, the price, if any, at which J.P. Morgan Securities Inc., whom we refer to as JPMSI, will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.
  NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS — As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing the Index would have.
  LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.
  POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. In addition, we are currently one of the companies that make up the Index. We will not have any obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the value of the Index and the notes.
  MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — In addition to the level of the Index on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
    the expected volatility of the Index;
    the time to maturity of the notes;
    the dividend rate on the common stocks underlying the Index;
    interest and yield rates in the market generally;
    a variety of economic, financial, political, regulatory or judicial events; and
    our creditworthiness, including actual or anticipated downgrades in our credit ratings.
  THE OFFERING OF THE NOTES MAY BE TERMINATED BEFORE PRICING — This term sheet has not been reviewed by our special tax counsel, Davis Polk & Wardwell, and the pricing of the offering of the notes is subject to delivery by them of an opinion regarding the tax treatment of the notes as described under “Selected Purchase Considerations — Capital Gains Tax Treatment” above. If our special tax counsel does not deliver this opinion prior to pricing, the offering of the notes will be terminated.

JPMorgan Structured Investments — Return Enhanced Notes Linked to the S&P 500® Index	TS-3

Historical Information

The following graph sets forth the historical weekly performance of the S&P 500® Index based on the weekly Index closing level from January 4, 2002 through November 2, 2007. The Index closing level on November 7, 2007 was 1475.62. We obtained the Index closing levels below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the Index closing level on the Observation Date. We cannot give you assurance that the performance of the Index will result in the return of any of your initial investment.

Supplemental Underwriting Information

JPMSI, acting as agent for JPMorgan Chase & Co., will receive a commission that will depend on market conditions on the pricing date. In no event will that commission, which includes structuring and development fees, exceed $5.00 per $1,000 principal amount note. See “Underwriting” beginning on page PS-77 of the accompanying product supplement no. 39-VI.

For a different portion of the notes to be sold in this offering, an affiliated bank will receive a fee and another affiliate will receive a structuring and development fee. In no event will the total amount of these fees exceed $5.00 per $1,000 principal amount note.

JPMorgan Structured Investments — Return Enhanced Notes Linked to the S&P 500® Index	TS-4